WESTMORELAND COAL COMPANY
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903

August 19, 2011

Via EDGAR

Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westmoreland Coal Company (the “Company”) Registration Statement on Form S-1 (SEC File No. 333-175254)

Dear Ms. Parker,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 3 P.M. Eastern Standard Time on August 23, 2011 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jennifer S. Grafton

Jennifer S. Grafton
General Counsel and Secretary